Calamos Investment Trust

2020 Calamos Court

Naperville, IL 60563

April 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin, Esq.

Re:	Request for Acceleration of the Effective Date of Calamos Investment Trust’s Post-Effective Amendment No. 104
Under the Securities Act of 1933 and Amendment No. 106 Under the Investment Company Act of 1940 Filed on
April 1, 2016 (File Nos. 033-19228 and 811-05443)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Tuesday, April 5, 2016, or as soon thereafter as practicable.

In connection with this request, Calamos Financial Services LLC, the underwriter for Calamos Investment Trust, has also signed this letter requesting acceleration.

[Signature page follows]

Very truly yours,

Calamos Investment Trust		Calamos Financial Services LLC

	/s/ Nimish S. Bhatt		/s/ Michael Gallagher

By:	Nimish S. Bhatt	By:	Michael Gallagher
Title:	Vice President and Chief Financial Officer	Title:	Principal Executive Officer